Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES SECOND QUARTER 2021

FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ FDA Prescription Drug User Fee Act (PDUFA) Target Action Date Set for November 27, 2021 ~

~ If Approved by the FDA, PEDMARKTM Stands to Be the First Therapy for the Prevention of Cisplatin-Induced Hearing Loss in Children ~

~ Company Has Approximately $27 Million in Cash and Cash Equivalents ~

Research Triangle Park, NC, August 10, 2021 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the second quarter ended June 30, 2021 and provided a business update.

“We are pleased that the FDA has accepted our PEDMARKTM NDA resubmission, and as we work closely with the Agency through the review process, we are also focusing on essential activities in preparation to bring this important treatment to children receiving cisplatin chemotherapy,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals, Inc.

Upcoming Investor Event

●	2021 Wedbush PacGrow Healthcare Conference – The Company will be presenting on Wednesday, August 11, 2021 at 4:40 p.m. ET. The presentation will be webcast live and can be accessed by visiting the investors relations section of the Company’s website at http://investors.fennecpharma.com/events-and-presentations/presentations.

Financial Results for the Second Quarter 2021

●	Cash Position – Cash and cash equivalents were $27.3 million as of June 30, 2021. The decrease in cash and cash equivalents between June 30, 2021 and December 31, 2020, is the result of expenses related to the development and preparation of our New Drug Application (NDA) resubmission of PEDMARKTM and general and administrative expenses, which were offset by the $5.0 million draw on the Bridge Bank Loan in June 2021. As of June 30, 2021, the Company had $5.0 million in funded debt.
●	Research and Development (R&D) Expenses – R&D expenses were $0.8 million for the second quarter ended June 30, 2021 compared to $1.1 million for the same period in 2020. R&D expenses decreased by $0.3 million for the three months ended June 30, 2021 over the same period in 2020 as the Company’s development activities shifted back to essential activities in preparation for the launch of PEDMARKTM.
●	General and Administrative (G&A) Expenses – G&A expenses decreased by $0.6 million over same period in 2020 with the decrease mainly driven by a lower level of pre-commercialization activities on a year-over-year basis offset by higher expenses associated with additional employees and contract staff, and the increase in non-cash equity remuneration expense related to the vesting of new and existing grants.
●	Net Loss – Net loss for the quarter ended June 30, 2021 was $4.0 million ($0.15 per share), compared to $4.8 million ($0.21 per share) for the same period in 2020.

Financial Update

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended June 30, 2021 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	June 30,	June 30,
	2021	2020

Revenue	$—	$—

Operating expenses:
Research and development	800	1,121
General and administrative	3,120	3,724

Loss from operations	(3,920)	(4,845)

Other (expense)/income
Unrealized loss on securities	(84)	—
Amortization expense	—	(30)
Other (loss)/gain	(9)	13
Net interest income	12	17
Total other income, net	(81)	—

Net (loss)	$(4,001)	$(4,845)

Basic net (loss) per common share	$(0.15)	$(0.21)

Diluted net (loss) per common share	$(0.15)	$(0.21)

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	June 30, 2021	December 31,
	(Unaudited)	2020

Assets
Current assets
Cash and cash equivalents	$27,293	$30,344
Prepaid expenses	409	797
Other current assets	372	276
Total current assets	28,074	31,417
Non-Current assets
Deferred issuance cost	507	466
Deferred issuance cost (amortization)	(466)	(466)
Total non-current assets	41	—
Total assets	$28,115	$31,417

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$677	$1,571
Accrued liabilities	171	776
Total current liabilities	848	2,347
Long term liabilities
Term loan	5,000	—
Debt discount	(14)	—
Total long term liabilities	4,986	—
Total liabilities	5,834	2,347

Shareholders’ equity:
Common stock, no par value; unlimited shares authorized; 26,007 shares issued and outstanding (2020 -26,003)	140,780	140,733
Additional paid-in capital	51,132	49,234
Accumulated deficit	(170,874)	(162,140)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ equity	22,281	29,070
Total liabilities and shareholders’ equity	$28,115	$31,417

Working Capital

	Fiscal Year Ended
Selected Asset and Liability Data:	June 30, 2021	December 31, 2020
(U.S. Dollars in thousands)
Cash and cash equivalents	$27,293	$30,344
Other current assets	781	1,073
Current liabilities	(848)	(2,347)
Working capital	$27,226	$29,070

Selected Equity:
Common stock & APIC	$191,912	$189,967
Accumulated deficit	(170,874)	(162,140)
Stockholders’ equity	22,281	29,070

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy.  The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The FDA has accepted for filing the Company’s New Drug Application (NDA) for PEDMARK™ and has granted Priority Review. PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018, and a Prescription Drug User Fee Act (PDUFA) Target Action Date of November 27, 2021. The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA).

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients.   Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include the

Company’s expectations regarding its interactions and communications with the FDA, including the Company’s expectations and goals respecting the NDA resubmission for PEDMARKTM.  Obtaining Fast Track Designation and Breakthrough Therapy Designation by the FDA is no guarantee that the FDA will approve the NDA resubmission of PEDMARK. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risk that unforeseen factors may result in delays in or failure to obtain FDA approval of PEDMARK, the risks and uncertainties relating to the Company’s reliance on third party manufacturing, the risks that the Company’s NDA resubmission does not adequately address the concerns identified in the CRL previously provided by the FDA, the risk that the NDA resubmission to the FDA will not be satisfactory, that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2020.  Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Robert Andrade

Chief Financial Officer

Fennec Pharmaceuticals Inc.

(919) 246-5299

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com